EXHIBIT 99.1

HEXO completes first harvest in its 1 million sq. ft. greenhouse

GATINEAU, Quebec, April 01, 2019 (GLOBE NEWSWIRE) -- HEXO Corp (TSX:HEXO; NYSE-A:HEXO) (“HEXO” or the "Company") has completed the first harvest in its 1 million sq. ft. expansion, marking an important execution milestone in the Company’s continuous growth.

Since early January, plants have been moving into the greenhouse and the first plants have now been harvested. The Company continues to ramp up to full harvest capacity using the continuous harvest methodology, the latest step towards reaching the full annual production capacity of 108,000 kg of dried flower per year.

“Completing the first harvest in our 1,000,000 sq. ft. greenhouse expansion showcases the dedication and hard work of the entire HEXO team,” said Sébastien St-Louis, HEXO’s CEO and co-founder. “We are very proud of our continued ability to execute on our plans, creating value for our shareholders and demonstrating our commitment to our customers. This cultivation milestone means that an expanded HEXO product offering will be available to more Canadians shortly.”

HEXO Corp’s headcount now exceeds 600 employees. The Company expects to hire another 500 employees in the coming months; 300 additional position at its campus in Gatineau, Quebec, and 200 in its Belleville, Toronto and Montreal locations.

On March 13, 2019, HEXO announced a definitive arrangement agreement to acquire Newstrike Brands Ltd. The acquisition would allow the Company to boost its production capacity to 150,000 kg annually, diversify its domestic market penetration to 9 provinces and add infrastructure supporting the Company on its goal of becoming one of the top cannabis companies in the world.

About HEXO
HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com.

Forward-Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
Caroline Milliard
(819) 317-0526
media@hexo.com

Director:
Adam Miron
819-639-5498